# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NewLake Capital Partners, Inc., CIK 0001854964
CUSIP: 651495103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 50 Locust Avenue, First Floor, New Canaan, Connecticut (CT), 06840
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001525362

## Reporting persons
- HG Vora Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 650,000; sole dispositive power 0; shared dispositive power 650,000; aggregate amount beneficially owned 650,000 (3.1% of the class)
- Parag Vora: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 650,000; sole dispositive power 0; shared dispositive power 650,000; aggregate amount beneficially owned 650,000 (3.1% of the class)

## Item 1. Issuer
Name of issuer: NewLake Capital Partners, Inc.
Address of issuer's principal executive offices: 50 Locust Avenue, First Floor, New Canaan, CT, 06840

## Item 2. Person Filing
Name of person filing: This statement is filed by HG Vora Capital Management, LLC, a Delaware limited liability company (the "Investment Manager"), and Parag Vora, the Manager of the Investment Manager (the 'Principal"). The foregoing persons hereinafter sometimes are referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Address of principal business office or, if none, residence: The business office address of the Reporting Persons is 330 Madison Avenue, 21st Floor, New York, NY 10017.
Citizenship: The Investment Manager is a Delaware limited liability company. The Principal is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 650,000
Percent of class: 3.1
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 650,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 650,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- HG Vora Capital Management, LLC: /s/ Parag Vora, Manager (08/14/2026)
- Parag Vora: /s/ Parag Vora, Self (08/14/2026)